Bespoken I, a series of
Wefunder SPV, LLC
1887 Whitney Mesa Dr, #8885, Henderson, NV 89014

Date: [EFFECTIVE DATE]

Bespoken Spirits Inc.
101 W. Loudon Ave, STE 136
Lexington, KY 40508
Attn: Scott Savage

Re: Investment in Bespoken Spirits Inc., a Delaware corporation (the "***Company***")

Bespoken I, a series of Wefunder SPV, LLC ("***Wefunder***") has been formed to purchase shares of the Company's Series C Preferred Stock (the "***Series C Preferred Stock***") pursuant to that certain Series C Preferred Stock Purchase Agreement, dated April 5, 2024, by and between the Company and the purchasers party thereto (as amended from time to time, the "***SPA***"). In light of this, Wefunder is unable to make any representation in the SPA that indicates that Wefunder has not been formed for the specific purpose of investing in the Company (the "***Non-SPV Rep***").

As we prepare for an investment in your Company, we are asking that you enter into this side letter to acknowledge the above disclosures, and to agree that, notwithstanding anything to the contrary stated in the SPA, you acknowledge that we are not making the Non-SPV Rep.

At the time of our investment in the Company, Wefunder shall use its best efforts to determine whether each underlying equity investor of Wefunder qualifies as an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended. Wefunder also confirms that it shall qualify as an "accredited investor" under Rule 501(a)(8) of Regulation D, and that Wefunder shall comply in all material respects with all laws and regulations in connection with the sale and issuances of interests in Wefunder, including the rules and regulations of the Securities and Exchange Commission and FINRA.

This side letter, and the definitive financing agreements, including the SPA, will constitute the full and entire understanding and agreement between us with respect to the subject matter hereof and Wefunder's purchase of the Series C Preferred Stock. In the event of any inconsistency or conflict between the provisions of the definitive agreements, and this side letter, the provisions of this side letter will prevail and govern.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Units: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Bespoken Spirits Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited